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                                                                  Exhibit 99.1

                                  RISK FACTORS

         THE FAILURE TO SUCCESSFULLY INTEGRATE ANY FUTURE ACQUISITIONS COULD HARM OUR BUSINESS AND OPERATING RESULTS.

         One of our principal business strategies is to pursue growth through the acquisition of other independent distributors and also through internally generated growth. Since July 1, 2001, the Company has acquired four independent distributors, adding approximately $8.5 million in annualized sales. If we identify an appropriate acquisition candidate, we may incorrectly judge its value or worth to us, and we may not be able to negotiate the terms of the acquisition successfully, causing us to incur significant debt or to issue equity securities at a dilutive price. In addition, if we acquire the acquisition candidate, we may have difficulty in integrating the acquired business, or its products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. Further, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time.

         WE MAY NEED ADDITIONAL CAPITAL TO FINANCE OUR ACQUISITIONS, WHICH MAY LIMIT OUR ABILITY TO SUCCESSFULLY GROW THROUGH ACQUISITIONS OR REQUIRE US TO ACCEPT UNFAVORABLE FINANCING TERMS.

         Our acquisitions historically have been debt financed, and we expect that future acquisitions will be financed, primarily with internally generated funds supplemented with borrowings under our credit facility and seller financing. We may not be able to obtain financings when needed or on terms favorable to us. This may limit our ability to successfully execute our growth strategy or require us to accept unfavorable financing terms.

         We do not currently intend to issue shares of our common stock or other securities in order to consummate our acquisitions, but we may in the future elect to do so. If we raise additional funds or acquire businesses through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders.

         IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH, OUR FINANCIAL AND MANAGERIAL RESOURCES MAY BE STRESSED AND OUR BUSINESS MAY BE HARMED.

         If we cannot manage our growth, our financial condition and operating results could be seriously harmed. Any future growth will require us to continue to implement and improve operational, financial and management information and control systems on a timely basis, and to maintain effective cost controls. We cannot fully assess our ability to continue the management of our growth in the future. Our inability to manage any future growth effectively may be harmful to our profitability.

         WE FACE INTENSE COMPETITION IN OUR INDUSTRY AND, IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR PROFITABILITY WILL BE SERIOUSLY HARMED.

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         Our profitability may be affected by competition, which is based primarily on customer loyalty, service and to a lesser extent, price. We have several competitors in all of the markets in which we operate, some of which are substantially larger and have substantially greater resources than ours. Many customers tend to develop long-term relationships with their distributor and, therefore, it may be difficult to obtain new customers other than through the acquisition of other distribution businesses.

         FAILURE TO RETAIN OUR KEY EMPLOYEES OR ATTRACT AND RETAIN QUALIFIED TECHNICAL PERSONNEL COULD HARM OUR COMPETITIVE POSITION.

         Our businesses are managed by a small number of management and operating personnel, the loss of certain of whom could have a material adverse effect on our operations. We believe that our ability to manage our planned growth successfully will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. None of our key employees have a written employment agreement or non-compete agreement with the Company except for our President and our Chief Operating Officer. The failure to retain our key employees could inhibit the expansion of our business and, accordingly, harm our competitive position.

         BECAUSE THE DISTRIBUTION AND SALE OF PROPANE IS WEATHER RELATED, CHANGES IN THE WEATHER COULD ADVERSELY AFFECT OUR REVENUES.

         The distribution and sale of propane is seasonal in nature and sensitive to variations in weather with consumption as a heating fuel peaking sharply in winter months. In the fiscal year ended June 2003, the sale of propane accounted for 25% of our net sales. Consequently, sales of propane may be may be negatively impacted during periods of warm weather conditions, and sustained periods of weather conditions inconsistent with normal weather conditions can create volatility in our earnings. The impact of weather conditions could have a material adverse effect on our business, results of operations and financial condition.

         WE ARE DEPENDENT UPON FEW SUPPLIERS, AND IF A PARTICULAR SUPPLIER WERE TO UNEXPECTEDLY DISCONTINUE A PRODUCT, WE COULD EXPERIENCE TEMPORARY DECREASES IN OUR PROFIT MARGINS.

         There are several competing suppliers of most of the products that we purchase. We purchase industrial gases pursuant to short-term supply arrangements and open purchase orders with three of the five major gas producers in the United States. The largest such producer accounted for approximately 47% of our gas purchases in fiscal 2003. We purchase welding equipment and consumable supplies from approximately 54 primary vendors, of which the top five vendors represented approximately 59% of our total purchases in fiscal 2003. We are not dependent upon any single supplier for propane and supplies have historically been readily available. If a particular supplier were to unexpectedly discontinue sales of a product to us, we believe we would be able to readily secure alternate sources of supply, however, we could experience temporary decreases in our profit margins if our arrangements with such alternate sources of supply were less favorable than our current arrangements.


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         A LARGE PORTION OF OUR SHARES OF COMMON STOCK ARE CONTROLLED BY ONE
INDIVIDUAL, WHICH MAY LIMIT YOUR ABILITY TO INFLUENCE VALLEY NATIONAL GASES AND COULD PREVENT OR DELAY A CHANGE IN CONTROL TRANSACTION.

         As of June 30, 2003, Gary E. West, Chairman of the Board of Directors, controlled approximately 75.1% of the outstanding shares of our common stock. Mr. West has the ability to exercise effective control over the election of the Company's Board of Directors and the outcome of corporate actions requiring shareholder approval. This concentration of ownership may also have the effect of discouraging third party offers to acquire our company or of delaying or preventing a change in control of our company.

         OUR BUSINESS IS SUBJECT TO PRODUCT LIABILITY CLAIMS, AND ANY CLAIM COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         Our business entails an inherent risk of liability in the event of product failure or damages resulting from the use of our products. We have not had any material claims made nor are we aware of any material claims against us based on the failure of our products or their use. We maintain product liability insurance against any such claims in amounts we believe to be adequate. There can be no assurance that we will not be subject to such claims, that any claim will be successfully defended, or if we are found liable, that the claim will not exceed the limits of our insurance. There is also no assurance that we will be able to continue to obtain product liability insurance on acceptable terms. Product liability claims could have a material adverse effect on our business.

         OUR CHARTER DOCUMENTS AND PENNSYLVANIA LAW ALLOW FOR THE ISSUANCE OF BLANKET PREFERRED STOCK AND MAY DISCOURAGE UNSOLICITED TAKEOVER OFFERS WHICH COULD DEPRIVE OUR SHAREHOLDERS OF OPPORTUNITIES TO SELL THEIR SHARES OF COMMON STOCK AT PRICES HIGHER THAN PREVAILING MARKET PRICES.

         Our Articles of Incorporation give the Board of Directors the authority to issue up to 5,000,000 shares of preferred stock, $.01 par value per share, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no present intention to issue shares of preferred stock.

         Furthermore, certain provisions of our Articles, our Bylaws and the Pennsylvania Business Corporation Law, including a provision that provides for the Board of Directors to be divided into three classes to serve for staggered three-year terms, could limit the price that certain investors might be willing to pay in the future for shares of the common stock and may have the effect of delaying or preventing a change-in-control. These provisions may also reduce the likelihood of our acquisition at a premium price by another person or entity.


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         WE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL AGREEMENT WHICH MAY DELAY OR
RESTRICT FUTURE EQUITY FINANCINGS AND TRANSACTIONS.

         In September 1991, in connection with our purchase of certain assets of Praxair, Inc., Valley National Gases, Mr. West and certain of his affiliates entered into a Right of First Refusal Agreement. In March 1997, the parties amended the Right of First Refusal Agreement in connection with our reorganization. Pursuant to this agreement, if at any time during the term of the agreement we wish to accept a third party offer to purchase all or a material part of our assets, or Mr. West and his affiliates wish to accept an offer to purchase shares of our capital stock owned by them in a transaction that would result in Mr. West and his affiliates collectively owning less than 51% of the Company's issued and outstanding shares of capital stock on a fully diluted basis or owning less than 51% of the combined voting power of all of our outstanding voting securities, then Praxair will have a right of first refusal to match the offer. In addition, if (a) Mr. West and his affiliates wish to sell shares of common stock which would result in their collectively owning less than 51% of the Company's issued and outstanding shares of capital stock on a fully diluted basis or owning less than 51% of the combined voting power of all of our outstanding voting securities, (b) we wish to sell all or a material part of our assets or (c) we wish to issue additional shares, or options or securities exercisable or convertible into shares of common stock, pursuant to employee stock options, a public offering, private placement, merger, share exchange or otherwise, which in the aggregate on a fully diluted basis would result in Mr. West and his affiliates collectively owning less than 51% of all the issued and outstanding shares of common stock, then Praxair will have the right to purchase from Mr. West and his affiliates up to all of the issued and outstanding shares of common stock held by them (but not less than 51% of all of the issued and outstanding shares of our outstanding common stock on a fully diluted basis) at the then prevailing market price. If Praxair does purchase shares of capital stock from Mr. West and his affiliates as described in this paragraph, then Mr. West and his affiliates will be bound by certain non-compete provisions, as described in the Amended and Restated Right of First Refusal Agreement, for a period of three years from such purchase.

         As of June 30, 2003, Mr. West was the beneficial owner of approximately 75.1% of our common stock. Under the Amended and Restated Right of First Refusal Agreement, there is no limitation on our ability to issue additional shares of capital stock, or options or securities exercisable or convertible into shares of capital stock, as long as Mr. West and his affiliates own 51% or more of our issued and outstanding capital stock. However, this agreement effectively restricts our ability to issue additional securities if the issuance would result in Mr. West and his affiliates owning less than 51% of the issued and outstanding capital stock. Therefore, the Amended and Restated Right of First Refusal Agreement could in the future limit our ability to raise capital through the sale of capital stock to parties other than Praxair, may delay future offerings, may restrict our ability to consummate strategic transactions involving the issuance of stock, such as mergers, acquisitions, share exchanges and the like, and may limit our flexibility to incentivize employees through the issuance of stock options and other convertible securities. The Amended and Restated Right of First Refusal Agreement expires in September 2006.